Exhibit 99.1

CHINA HYDROELECTRIC CORPORATION

420 Lexington Avenue

New York, NY 10170

Institutional Shareholder Services Inc.

702 King Farm Boulevard
Suite 400
Rockville, MD 20850

Ladies and Gentlemen:

We are writing to correct several misstatements and omissions contained in the Letter dated September 14, 2012 from the “Consortium” to ISS (the “Insurgents Letter”) regarding China Hydroelectric Corporation (“CHC”).

1. The Consortium confirms its lack of experience running a business by confusing macro data concerning bank lending with actually closing loans. Under the heading “PRC Bank Financing” in the Insurgents Letter, blanket statements about the aggregate amount of bank lending in China or the “preferred” status of hydroelectric power among certain government entities and bank lenders (paragraphs 1 and 2 under the heading “PRC Bank Financing”) do not (i) indicate how much money has been lent to State Owned Entities versus foreign and privately owned companies; (ii) recognize the fact that the government’s five year plan did nothing to ameliorate the effect of credit conditions in the PRC in 2011; (iii) indicate how much of the amount cited as being lent to the hydro sector by China Development Bank was lent in the past 18 months (the figure given appears to be an aggregate figure over an indeterminate time period); and (iv) how much, if any, was lent to small foreign owned hydro power companies during the “lending drought” of 2011. Merely providing what appear to be large dollar (or RMB) figures for overall lending by Chinese banks shows that the Insurgents are far more interested in misleading investors than in providing relevant factual information.

2. If the existing board isn’t capable of financing the Company going forward, how did they build the company over the last five years, when they raised approximately $450 million of equity capital and a similar amount of debt? Contrary to the statement in paragraph 3 under the heading “PRC Bank Financing” in the Insurgents Letter, current CHC management (a) has arranged hundreds of millions of existing financing for the company; (b) has excellent relationships with local banks in China; (b) has a long history of doing business in the hydro power sector in China; and (c) shares the Insurgents belief that “CHC has good assets and can work with financial institutions to re-align its debt and debt profile back to a healthy and sustainable condition.” In fact, the Insurgents fail to acknowledge the FACT that the Company has already successfully refinanced $74 million of debt and is in the process of selling certain assets for approximately $50 million. Lastly, the Company’s management didn’t “close” on any financing suggested by the Insurgents because none was offered—personnel from NewQuest merely made a few introductions, which were in all cases organizations with which the Company was already familiar.

3. The Company’s calculation of cash G&A expenses in its presentation to ISS is accurate. The calculation of cash G&A expense stated on the basis of weighted average MWs is more accurate than simply using year-end MWs, as each year generation facilities have been acquired at various times during the year.

4. Management firmly believes that its current cost cutting efforts in 2012 will enable the Company to achieve its forecasted G&A expense cuts. The Insurgents blind recitation of historical trends in intra-year G&A expense completely FAILS to recognize the management’s stated G&A expense reduction program in 2012 and management’s success in meeting the reduced G&A expense targets to date in 2012. As for the Insurgents’ complaint that the Board is spending “a lot of money” on outside professionals, the Company has retained additional outside professionals only in response to the Insurgents unwarranted and irresponsible actions toward the Company. The Company has scheduled its annual general meeting of shareholders 100% consistently with past practice (as to timing). The Insurgents could easily have made their proposals at the Company’s regularly scheduled AGM and NOT caused the Company to incur the additional expense associated with the Insurgents improper calling of an EGM just 3 weeks before the date of the Company’s AGM.

5. The Company does dispute the assertion that any “conflict” existed in connection with the Vicis financing in August, 2011 which was (i) prior to the date of the Insurgents attached letter to the Company’s Board, (ii) at a price per ADS of $3.30, and (iii) approved by the full Board of the Company, with Mr. Stastney, who is affiliated with Vicis, abstaining.

6. We see no point in arguing the point raised by the Insurgents under the heading “NYSE Notice” in the Insurgents Letter. Whether or not the Insurgents right to call an EGM under Cayman Law or the Company’s Articles is impacted, the setting of the record date is reserved to the Company in the Articles AND is governed by NYSE Rules, as it is a record date for a shareholder meeting of a Company listed on the NYSE and subject to the NYSE Listed Company Manual. The Company has properly set and notified the record date for its October 19 AGM.

7. The Board and the Company’s management do have a plan, and are implementing that plan. We have significantly reduced G&A expense; we have refinanced $74 million of debt; we have extended the maturity of certain other debt; we have executed an agreement to divest (at a very attractive price) approximately $50 million of assets; we are in the middle of having a record year on several key fronts including kilowatt hour sales, consolidated net revenue, gross profit, EBITDA and income after tax. In addition, the Board has retained Morgan Stanley to assist the Board and the Company in evaluating and formulating financing and strategic business plans. It is, in fact, the Insurgents that have proffered NO PLAN for improving the Company’s operational performance or financing prospects.

8. Our CEO is the engine behind our recent G&A expense reduction program, our recent completion of a $74 million refinancing, our recent extension of debt maturities and our recent execution of an agreement to divest approximately $50 million of assets at very attractive values to the Company. The mere fact that the Chairman and CEO of the Company has certain other largely dormant business interests neither creates a conflict of interest nor indicates the CEO is not spending sufficient time and energy on the business of the Company. In fact, in stark contrast, the Insurgents have NO operating experience at ANY LEVEL, and do not have any alternative person or people to oversee operation of the Company.

8. The Insurgents offer NO PLAN for the Company; NO PLAN for increased access to financing; NO PLAN for improving the Company’s operating results. The Insurgents only plan to cast aspersions on current management in the hope of taking control of the Company without paying a control premium (or any consideration at all) to the Company’s other shareholders.

/s/ John D. Kuhns
John D. Kuhns, Chairman